John P. Falco
direct dial: (215) 981- 4659
direct fax: (866) 422 - 2114
falcoj@pepperlaw.com
June 15, 2011
Via EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	FundVantage Trust 1933 Act File No. 333-141120 1940 Act File No. 811-22027
Ladies and Gentlemen:
     Pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), FundVantage Trust (the “Trust”) is hereby transmitting for filing Post-Effective Amendment No. 49 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed to register for offering and sale a new series of the Trust, DuPont Capital Emerging Markets Debt Fund (the “Fund”). Upon effectiveness of the Amendment, the Fund will offer four classes of shares of beneficial interest: (i) Class A shares which are subject to a Rule 12b-1 distribution fee (“12b-1 fee”) of 0.25% and a maximum front-end sales charge of 5.75%; (ii) Class C shares which are subject to a 12b-1 fee of 1.00%; (iii) Class D shares which are subject to a 12b-1 fee of 0.25% and (iv) Class I (Institutional) shares.
     If you have any questions or if there is any way we can facilitate your review of the Amendment, please contact the undersigned (telephone number: 215.981.4659) or John M. Ford, Esq. of this office (telephone number: 215.981.4009).

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Mr. Joel Weiss John M. Ford, Esq.